UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one):

[X]

Merger

[  ]

Liquidation

[  ]

Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and

25 of this form and complete verification at the end of the form.)

[  ]

Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund:  The following series of Embarcadero Funds, Inc., the registrant, merged: Embarcadero Absolute Return Fund and Embarcadero Market Neutral Fund.  Other series of the registrant have been merged in recent years.

3.

Securities and Exchange Commission File No.: 811-09116

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]

Initial Application

[  ]

Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3 Embarcadero Center, Suite 1120

San Francisco, CA  94111

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Edwin Restrepo Embarcadero Funds, Inc. 3 Embarcadero Center, Suite 1120 San Francisco, CA 94111 415-835-5000

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Van Wagoner Capital Management 3 Embarcadero Center, Suite 1120 San Francisco, CA 94111 415-835-5000	Mutual Shareholder Services LLC, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one):

[X]

Management company;

[  ]

Unit investment trust; or

[  ]

Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[X]

Open-end

[  ]

Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

Maryland

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Van Wagoner Capital Management, Inc. 3 Embarcadero Center, Suite 1120 San Francisco, CA 94111
Husic Capital Management One Front Street, 36th Floor San Francisco, CA 94111

Additional subadvisers were approved for the Funds; however, these additional subadvisers were never engaged.

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Rafferty Capital Markets, LLC 59 Hilton Avenue Garden City, NY 11530
PFPC Distributors, Inc. 760 Moore Road King of Prussia, PA 19406

13.

If the fund is a unit investment trust (“UIT”) provide:

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]  Yes

[ X ]  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.

(a)

Did  the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes

[  ]  No

If Yes, state the date on which the board vote took place:  July 26, 2010

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes

[  ]  No

If Yes, state the date on which the shareholder vote took place: December 23, 2010,

If No, explain:

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes

[  ]  No

(a)

If Yes, list the date(s) on which the fund made those distributions:

January 25, 2011

(b)

Were the distributions made on the basis of net assets?

[X]  Yes

[  ]  No

(c)

Were the distributions made pro rata based on share ownership?

[X]  Yes

[  ]  No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)

Liquidations only:

Were any distributions to shareholders made in kind?

[ ]  Yes

[  ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:

Has the fund issued senior securities?

[  ]  Yes

[  ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[X]  Yes

[  ]  No

If No,

(a)

 How many shareholders does the fund have as of the date this form is filed?

(b)

Describe the relationship of each remaining shareholder to the fund:

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]  Yes

[X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[  ] Yes

[  ] No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Event(s) Leading to Request for Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal Expenses:

$59,000

(ii)

Accounting Expenses:

    $0

(iii)

Other expenses (list and identify separately):

Proxy Expenses:

  $60,500

Postage, printing and mailing:

    $14,100

(iv)

Total expenses (sum of lines (i)-(iii) above):

$133,600

(b)

How were those expenses allocated?  Approximately $24,000 in legal expenses were paid by the Funds.  The Funds did not incur accounting expenses directly in connection with the Merger, but the annual audit for the fiscal year ended December 31, 2010 was conducted at about the same time as the Merger.  The remaining expenses were not paid by the Funds.

 (c)

Who paid those expenses?  Other than the legal expenses noted above, the expenses incurred in connection with the Merger were paid by Tanaka Capital Management, Inc., investment adviser to the fund acquiring the Funds.

(d)

How did the fund pay for unamortized expenses (if any)? N/A

23.

Has the fund previously filed an application for an order of the Commission regarding the

Merger or Liquidation?

[  ] Yes

[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[  ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes

[X] No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:

Both Funds were reorganized into the Tanaka Growth Fund, a series of Tanaka Funds, Inc.

(b)

State the Investment Company Act file number of the fund surviving the Merger:

811-08683

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File number 333-169566, filed on Form N-14 on November 18, 2010.

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Embarcadero Funds, Inc., (ii) he or she is the President of the Embarcadero Funds, Inc., and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

EMBARCADERO FUNDS, INC.

/s/ _/s/ Edwin Restrepo    ______

Name:

Edwin Restrepo

Title:

President

Dated: July 6, 2011